United States securities and exchange commission logo





                           December 28, 2021

       Cyrus Madon
       Chief Executive Officer
       Brookfield Business Corporation
       250 Vesey Street, 15th Floor
       New York, NY 10281-1021

                                                        Re: Brookfield Business
Corporation
                                                            Brookfield Business
Partners L.P.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed November 30,
2021
                                                            File No. 333-258347

       Dear Mr. Madon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

       Amendment No. 2 to Form F-1 Filed November 30, 2021

       Dividend Policy, page 76

   1. We note your response to comment 1 and reissue our comment. We continue to believe that it is appropriate
that Brookfield Business Corporation include disclosure which demonstrates, on a
reasonable basis, its ability to pay the disclosed dividend on a standalone basis. To
the extent you wish to continue to disclose an estimated dividend, please revise your
filing to include the required disclosures outlined in Rule 10(b) of
                                                        Regulation S-K
pertaining to projections and forecasts. Your revised disclosure should also be prepared in
accordance with the AICPA's Prospective Financial Information Guide and in accordance with
Rule 11-03 of Regulation S-X.
 Cyrus Madon
Brookfield Business Corporation
December 28, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-IFRS Measures, page 112

2. We note your response to comment 2. Please provide quantification for all listed items related to the caption "Other income (expense), net" for the fiscal years ended 2020 and
      2019 and the nine-month interim period ended September 30, 2021 within a supplemental response. Additionally, please confirm that you will also quantify those components for other income (expense), net when you find those components to be quantitatively material in your future filings or that you will provide a note to state that no individual component caption was considered quantitatively material.
        You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at
(202) 551-3395
if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameCyrus Madon
                                                            Division of
Corporation Finance
Comapany NameBrookfield Business Corporation
                                                            Office of Real
Estate & Construction
December 28, 2021 Page 2
cc:       Mile Kurta, Esq.
FirstName LastName